SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lincoln Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

532879 10 3

(CUSIP Number)

John M. Baer

905 Southfield Drive

Plainfield, Indiana 46168

(317) 839-6539

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications)

September 2, 2008

(Date of Event Which Requires

Filing of this Statement)

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CUSIP NO.:	532879 10 3

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(1) Names of reporting persons .........................................................................................	Jerry R. Engle
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

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(2) Check the appropriate box if a member of a group	(a)	X

(b)

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(3) SEC use only ....................................................................................................................

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(4) Source of Funds (see instructions)......................................................................................	OO

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(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization .................................................................................	United States

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Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(8) Shared voting power .............................................................................	142,541
                                    --------------------------------------------------------------------------------------------------------------------------
(9) Sole dispositive power ..........................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(10) Shared dispositive power ....................................................................	142,541
                                    --------------------------------------------------------------------------------------------------------------------------

(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	142,541

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	2.63%

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(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	532879 10 3

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(1) Names of reporting persons .........................................................................................	John M. Baer
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

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(2) Check the appropriate box if a member of a group	(a)	X

(b)

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(3) SEC use only ....................................................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(4) Source of Funds (see instructions)......................................................................................	OO

--------------------------------------------------------------------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization .................................................................................	United States

--------------------------------------------------------------------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(8) Shared voting power .............................................................................	130,870
                                    --------------------------------------------------------------------------------------------------------------------------
(9) Sole dispositive power ..........................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(10) Shared dispositive power ....................................................................	130,870
                                    --------------------------------------------------------------------------------------------------------------------------

(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	130,870

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	2.43%

--------------------------------------------------------------------------------------------------------------------------------------------

(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	532879 10 3

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(1) Names of reporting persons .........................................................................................	J. Douglas Bennett
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

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(2) Check the appropriate box if a member of a group	(a)	X

(b)

--------------------------------------------------------------------------------------------------------------------------------------------

(3) SEC use only ....................................................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(4) Source of Funds (see instructions)......................................................................................	OO

--------------------------------------------------------------------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization .................................................................................	United States

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Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(8) Shared voting power .............................................................................	8,475
                                    --------------------------------------------------------------------------------------------------------------------------
(9) Sole dispositive power ..........................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(10) Shared dispositive power ....................................................................	8,475
                                    --------------------------------------------------------------------------------------------------------------------------

(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	8,475

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	0.16%

--------------------------------------------------------------------------------------------------------------------------------------------

(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	532879 10 3

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(1) Names of reporting persons .........................................................................................	Lester N. Bergum, Jr.
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

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(2) Check the appropriate box if a member of a group	(a)	X

(b)

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(3) SEC use only ....................................................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(4) Source of Funds (see instructions)......................................................................................	OO

--------------------------------------------------------------------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization .................................................................................	United States

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Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(8) Shared voting power .............................................................................	52,977
                                    --------------------------------------------------------------------------------------------------------------------------
(9) Sole dispositive power ..........................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(10) Shared dispositive power ....................................................................	52,977
                                    --------------------------------------------------------------------------------------------------------------------------

(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	52,977

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	0.99%

--------------------------------------------------------------------------------------------------------------------------------------------

(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	532879 10 3

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(1) Names of reporting persons .........................................................................................	Dennis W. Dawes
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group	(a)	X

(b)

--------------------------------------------------------------------------------------------------------------------------------------------

(3) SEC use only ....................................................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(4) Source of Funds (see instructions)......................................................................................	OO

--------------------------------------------------------------------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization .................................................................................	United States

--------------------------------------------------------------------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(8) Shared voting power .............................................................................	26,690
                                    --------------------------------------------------------------------------------------------------------------------------
(9) Sole dispositive power ..........................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(10) Shared dispositive power ....................................................................	26,690
                                    --------------------------------------------------------------------------------------------------------------------------

(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	26,690

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	0.50%

--------------------------------------------------------------------------------------------------------------------------------------------

(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	532879 10 3

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(1) Names of reporting persons .........................................................................................	John B. Ditmars
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group	(a)	X

(b)

--------------------------------------------------------------------------------------------------------------------------------------------

(3) SEC use only ....................................................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(4) Source of Funds (see instructions)......................................................................................	OO

--------------------------------------------------------------------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization .................................................................................	United States

--------------------------------------------------------------------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(8) Shared voting power .............................................................................	77,241
                                    --------------------------------------------------------------------------------------------------------------------------
(9) Sole dispositive power ..........................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(10) Shared dispositive power ....................................................................	77,241
                                    --------------------------------------------------------------------------------------------------------------------------

(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	77,241

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	1.44%

--------------------------------------------------------------------------------------------------------------------------------------------

(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	532879 10 3

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(1) Names of reporting persons .........................................................................................	W. Thomas Harmon
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group	(a)	X

(b)

--------------------------------------------------------------------------------------------------------------------------------------------

(3) SEC use only ....................................................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(4) Source of Funds (see instructions)......................................................................................	OO

--------------------------------------------------------------------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization .................................................................................	United States

--------------------------------------------------------------------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(8) Shared voting power .............................................................................	77,197
                                    --------------------------------------------------------------------------------------------------------------------------
(9) Sole dispositive power ..........................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(10) Shared dispositive power ....................................................................	77,197
                                    --------------------------------------------------------------------------------------------------------------------------

(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	77,197

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	1.45%

--------------------------------------------------------------------------------------------------------------------------------------------

(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	532879 10 3

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(1) Names of reporting persons .........................................................................................	Jerry R. Holifield
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group	(a)	X

(b)

--------------------------------------------------------------------------------------------------------------------------------------------

(3) SEC use only ....................................................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(4) Source of Funds (see instructions)......................................................................................	OO

--------------------------------------------------------------------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization .................................................................................	United States

--------------------------------------------------------------------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(8) Shared voting power .............................................................................	62,483
                                    --------------------------------------------------------------------------------------------------------------------------
(9) Sole dispositive power ..........................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(10) Shared dispositive power ....................................................................	62,483
                                    --------------------------------------------------------------------------------------------------------------------------

(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	62.483

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	1.17%

--------------------------------------------------------------------------------------------------------------------------------------------

(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	532879 10 3

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(1) Names of reporting persons .........................................................................................	David E. Mansfield
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group	(a)	X

(b)

--------------------------------------------------------------------------------------------------------------------------------------------

(3) SEC use only ....................................................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(4) Source of Funds (see instructions)......................................................................................	OO

--------------------------------------------------------------------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization .................................................................................	United States

--------------------------------------------------------------------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(8) Shared voting power .............................................................................	41,480
                                    --------------------------------------------------------------------------------------------------------------------------
(9) Sole dispositive power ..........................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(10) Shared dispositive power ....................................................................	41,480
                                    --------------------------------------------------------------------------------------------------------------------------

(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	41,480

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	0.78%

--------------------------------------------------------------------------------------------------------------------------------------------

(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	532879 10 3

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(1) Names of reporting persons .........................................................................................	R. J. McConnell
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group	(a)	X

(b)

--------------------------------------------------------------------------------------------------------------------------------------------

(3) SEC use only ....................................................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(4) Source of Funds (see instructions)......................................................................................	OO

--------------------------------------------------------------------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization .................................................................................	United States

--------------------------------------------------------------------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(8) Shared voting power .............................................................................	44,861
                                    --------------------------------------------------------------------------------------------------------------------------
(9) Sole dispositive power ..........................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(10) Shared dispositive power ....................................................................	44,861
                                    --------------------------------------------------------------------------------------------------------------------------

(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	44,861

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	0.84%

--------------------------------------------------------------------------------------------------------------------------------------------

(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	532879 10 3

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(1) Names of reporting persons .........................................................................................	Bryan Mills
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group	(a)	X

(b)

--------------------------------------------------------------------------------------------------------------------------------------------

(3) SEC use only ....................................................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(4) Source of Funds (see instructions)......................................................................................	OO

--------------------------------------------------------------------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------------------------------------------------------------------

(6) Citizenship or place of organization .................................................................................	United States

--------------------------------------------------------------------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(8) Shared voting power .............................................................................	10,247
                                    --------------------------------------------------------------------------------------------------------------------------
(9) Sole dispositive power ..........................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(10) Shared dispositive power ....................................................................	10,247
                                    --------------------------------------------------------------------------------------------------------------------------

(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	10,247

--------------------------------------------------------------------------------------------------------------------------------------------

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	0.19%

--------------------------------------------------------------------------------------------------------------------------------------------

(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	532879 10 3

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(1) Names of reporting persons .........................................................................................	Patrick A. Sherman
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group	(a)	X

(b)

--------------------------------------------------------------------------------------------------------------------------------------------

(3) SEC use only ....................................................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(4) Source of Funds (see instructions)......................................................................................	OO

--------------------------------------------------------------------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------------------------------------------------------------------

(6) Citizenship or place of organization .................................................................................	United States

--------------------------------------------------------------------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(8) Shared voting power .............................................................................	36,000
                                    --------------------------------------------------------------------------------------------------------------------------
(9) Sole dispositive power ..........................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(10) Shared dispositive power ....................................................................	36,000
                                    --------------------------------------------------------------------------------------------------------------------------

(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	36,000

--------------------------------------------------------------------------------------------------------------------------------------------

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

--------------------------------------------------------------------------------------------------------------------------------------------

(13) Percent of class represented by amount in Row (11) ........................................................	0.67%

--------------------------------------------------------------------------------------------------------------------------------------------

(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	532879 10 3

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(1) Names of reporting persons .........................................................................................	Jonathan D. Slaughter
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group	(a)	X

(b)

--------------------------------------------------------------------------------------------------------------------------------------------

(3) SEC use only ....................................................................................................................

--------------------------------------------------------------------------------------------------------------------------------------------

(4) Source of Funds (see instructions)......................................................................................	OO

--------------------------------------------------------------------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------------------------------------------------------------------

(6) Citizenship or place of organization .................................................................................	United States

--------------------------------------------------------------------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(8) Shared voting power .............................................................................	18,478
                                    --------------------------------------------------------------------------------------------------------------------------
(9) Sole dispositive power ..........................................................................	0
                                    --------------------------------------------------------------------------------------------------------------------------
(10) Shared dispositive power ....................................................................	18,478
                                    --------------------------------------------------------------------------------------------------------------------------

(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	18,478

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	0.35%

--------------------------------------------------------------------------------------------------------------------------------------------

(14) Type of reporting person (see instructions) ......................................................................	IN

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ITEM 1. Security and Issuer

Name of issuer:	Lincoln Bancorp

Address of issuer’s

principal executive offices:	905 Southfield Drive
Plainfield, Indiana 46168

Title of class of securities:	Common Stock

ITEM 2.	Identity and Background

(a)-(c) Name of person filing, residence or business address, present principal occupation and name, principal business and address where business is conducted:

Jerry R. Engle

905 Southfield Drive, Plainfield, Indiana 46168

President and CEO of Lincoln Bancorp, a financial services company

905 Southfield Drive, Plainfield, Indiana 46168

John M. Baer

905 Southfield Drive, Plainfield, Indiana 46168

Secretary and Treasurer of Lincoln Bancorp, a financial services company

905 Southfield Drive, Plainfield, Indiana 46168

J. Douglas Bennett

905 Southfield Drive, Plainfield, Indiana 46168

Senior Vice President of Lincoln Bank, a state bank

905 Southfield Drive, Plainfield, Indiana 46168

Lester N. Bergum, Jr.

905 Southfield Drive, Plainfield, Indiana 46168

Partner with the law firm of Robison Robison Bergum & Johnson

2 East Washington Street, Suite 300, Frankfort, Indiana 46041

Dennis W. Dawes

905 Southfield Drive, Plainfield, Indiana 46168

President of Hendricks Regional Health, a health care provider

1000 East Main Street, Danville, Indiana 46122

John B. Ditmars

905 Southfield Drive, Plainfield, Indiana 46168

Executive Vice President of Lincoln Bancorp, a financial services company

905 Southfield Drive, Plainfield, Indiana 46168

W. Thomas Harmon

905 Southfield Drive, Plainfield, Indiana 46168

Co-owner, Vice President, Treasurer and Secretary of Crawfordsville Town & Country Homecenter, Inc.

401 East South Boulevard, Crawfordsville, Indiana 47933

Jerry R. Holifield

905 Southfield Drive, Plainfield, Indiana 46168

Retired Superintendent, Plainfield Community School Corporation

905 Southfield Drive, Plainfield, Indiana 46168

David E. Mansfield

905 Southfield Drive, Plainfield, Indiana 46168

Retired Vice President of The Excel Group (sales and servicing of petroleum equipment)

905 Southfield Drive, Plainfield, Indiana 46168

R. J. McConnell

905 Southfield Drive, Plainfield, Indiana 46168

Partner in the law firm of Bose McKinney & Evans LLP

111 Monument Circle, Suite 2700, Indianapolis, Indiana 46204

Bryan Mills

905 Southfield Drive, Plainfield, Indiana 46168

Senior Vice President of Lincoln Bank, a state bank

905 Southfield Drive, Plainfield, Indiana 46168

Patrick A. Sherman

905 Southfield Drive, Plainfield, Indiana 46168

Principal in the certified public accounting firm of Sherman & Armbruster, LLP

609 Treybourne Drive, Greenwood, Indiana 46142

Jonathan D. Slaughter

905 Southfield Drive, Plainfield, Indiana 46168

Vice President of Lincoln Bancorp, a financial services company

905 Southfield Drive, Plainfield, Indiana 46168

(d)	During the last five years the persons filing this statement have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years the persons filing this statement have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the persons filing this statement were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons are filing this statement on Schedule 13D as a result of entering into a Voting Agreement, dated as of September 2, 2008 (the “Voting Agreement”) with First Merchants Corporation (“First Merchants”) and not in connection with the purchase of additional shares for consideration.

ITEM 4. Purpose of Transaction.

On September 2, 2008, Lincoln Bancorp (“Lincoln”) and First Merchants entered into a definitive agreement (the “Merger Agreement”) pursuant to which Lincoln will be merged with and into First Merchants (the “Merger”). The Merger Agreement provides that upon the effective date of the Merger, each Lincoln shareholder will have the option of receiving approximately 0.7004 shares of First Merchants common stock or approximately $15.76 in cash for each share of Lincoln stock owned as of the effective date of the merger. However, no more than 3,576,417 shares of First Merchants' common stock and no more than $16,800,000 in cash may be paid to the Lincoln shareholders in the Merger, and there may be re-allocations of cash and stock to certain Lincoln shareholders if either threshold is exceeded. The transaction is expected to be a tax-free stock exchange for those Lincoln shareholders electing to receive First Merchants common stock. The Merger is expected to close at the end of 2008.

The Agreement has been approved by the boards of directors of Lincoln and First Merchants. However, it is subject to certain other conditions, including the approval of the shareholders of Lincoln and the approval of regulatory authorities.

The Reporting Persons entered into the Voting Agreement with First Merchants in consideration of the execution by First Merchants of the Merger Agreement and to increase the likelihood that the approval of Lincoln’s shareholders required in connection with the Merger will be obtained. Pursuant to the terms of the Voting Agreement, each Reporting Person agreed to cause all Lincoln common shares owned by him of record and beneficially, including, without limitation, all shares owned by him individually, all shares owned jointly by him and his spouse, all shares owned by any minor children (or any trust for their benefit), all shares owned by any business of which any of the Reporting Persons who are directors are the principal shareholders (but in each such case only to the extent the Reporting Person has the right to vote or direct the voting of such shares), (collectively, the "Shares"), to be voted in favor of the merger of Lincoln with and into First Merchants in accordance with and pursuant to the terms of the Merger Agreement at the annual or special meeting of shareholders of Lincoln called for that purpose. However, each Reporting Person is permitted to vote in favor of certain other acquisition transactions that are submitted for approval by the shareholders of Lincoln subject to certain conditions, including the termination of the Merger Agreement.

Each of the Reporting Persons further agreed in the Voting Agreement that he would not transfer or permit the transfer of any of the Shares or any interest in the Shares to any other person, trust or entity (other than Lincoln) prior to Lincoln’s annual or special meeting of shareholders called for the purpose of voting on the Merger Agreement without the prior written consent of First Merchants, such consent not to be unreasonably withheld in the case of a gift or similar estate planning transaction.

The Voting Agreement and obligations of the shareholders under the Voting Agreement terminate contemporaneously with the termination of the Merger Agreement.

If the Merger is consummated, Lincoln will cease to have a separate legal existence and the surviving corporation's board of directors will consist of the current board of directors of First Merchants, except that First Merchants will cause all necessary action to be taken to cause Jerry R. Engle, a current director and executive officer of Lincoln, and another current director of Lincoln chosen by First Merchants, to be either: (i) nominated for election for a three-year term as a member of the First Merchants’ board of directors at the first annual meeting of the shareholders of First Merchants following the effective time of the Merger or (ii) appointed as a member of the First Merchants board of directors at the next meeting of the First Merchants board of directors following the effective time of the Merger to serve until the first annual meeting of the shareholders of First Merchants following the effective time of the Merger and then to be nominated for election for a three-year term as a member of the First Merchants board of directors at the first annual meeting of the shareholders of First Merchants following the effective time of the Merger. Upon consummation of the Merger, (1) the articles of incorporation and the bylaws of First Merchants immediately prior to the effective time will be the articles of incorporation and bylaws of the surviving corporation, and (2) Lincoln’s common shares will be delisted from the NASDAQ Stock Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Other than described above, the Reporting Persons have no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D.

The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by: (i) reference to the full text of the Merger Agreement filed as Exhibit 2 to the Form 8-K filed by First Merchants on September 3, 2008, and (ii) reference to the full text of the Voting Agreement, which is filed with this report as an exhibit.

ITEM 5. Interest in Securities of the Issuer.

(a)-(b)

JERRY R. ENGLE

Shares of Lincoln Common Stock Beneficially Owned:	142,541
Percent of Class:	2.63%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	142,541
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	142,541

JOHN M. BAER

Shares of Lincoln Common Stock Beneficially Owned:	130,870
Percent of Class:	2.43%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	130,870
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	130,870

J. DOUGLAS BENNETT

Shares of Lincoln Common Stock Beneficially Owned:	8,475
Percent of Class:	0.16%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	8,475
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	8,475

LESTER N. BERGUM, JR.

Shares of Lincoln Common Stock Beneficially Owned:	52,977
Percent of Class:	0.99%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	52,977
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	52,977

DENNIS W. DAWES

Shares of Lincoln Common Stock Beneficially Owned:	26,690
Percent of Class:	0.50%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	26,690
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	26,690

JOHN B. DITMARS

Shares of Lincoln Common Stock Beneficially Owned:	77,241
Percent of Class:	1.44%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	77,241
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	77,241

W. THOMAS HARMON

Shares of Lincoln Common Stock Beneficially Owned:	77,197
Percent of Class:	1.45%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	77,197
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	77,197

JERRY R. HOLIFIELD

Shares of Lincoln Common Stock Beneficially Owned:	62,483
Percent of Class:	1.17%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	62,483
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	62,483

DAVID E. MANSFIELD

Shares of Lincoln Common Stock Beneficially Owned:	41,480
Percent of Class:	0.78%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	41,480
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	41,480

R. J. MCCONNELL

Shares of Lincoln Common Stock Beneficially Owned:	44,861
Percent of Class:	0.84%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	44,861
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	44,861

BRYAN MILLS

Shares of Lincoln Common Stock Beneficially Owned:	10,247
Percent of Class:	0.19%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	10,247
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	10,247

PATRICK A. SHERMAN

Shares of Lincoln Common Stock Beneficially Owned:	36,000
Percent of Class:	0.67%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	36,000
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	36,000

JONATHAN D. SLAUGHTER

Shares of Lincoln Common Stock Beneficially Owned:	18,478
Percent of Class:	0.35%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	18,478
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	18,478

ALL REPORTING PERSONS AS A GROUP

Shares of Lincoln Common Stock Beneficially Owned:	729,540
Percent of Class:	12.73%
Shares with Sole Voting Power:	0
Shares with Shared Voting Power*:	729,540
Shares with Sole Dispositive Power:	0
Shares with Shared Dispositive Power*:	729,540

*Per Voting Agreement

(c)	No transactions in the Issuer’s common stock were effected by the Reporting Persons during the past 60 days, other than as disclosed in Item 4 above.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated in this Item 6 by reference. Other than the Merger Agreement, the Voting Agreement and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to Lincoln’s common shares.

ITEM 7. Material to Be Filed as Exhibits.

99.1	Written Agreement and Power of Attorney Relating to the Filing of Joint 13D Statement – SEC Rule 13d-1(k).

99.2	Voting Agreement dated September 2, 2008 by and among First Merchants Corporation and certain shareholders of Lincoln Bancorp.

99.3

Agreement of Reorganization and Merger dated September 2, 2008, between First Merchants Corporation and Lincoln Bancorp, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of First Merchants Corporation (File No. 0-17071) filed September 3, 2008.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2008

Jerry R. Engle*

Jerry R. Engle

/s/ John M. Baer

John M. Baer

J. Douglas Bennett*

J. Douglas Bennett

Lester N. Bergum, Jr.*

Lester N. Bergum, Jr.

Dennis W. Dawes*

Dennis W. Dawes

John B. Ditmars*

John B. Ditmars

W. Thomas Harmon*

W. Thomas Harmon

Jerry R. Holifield*

Jerry R. Holifield

David E. Mansfield*

David E. Mansfield

R. J. McConnell*

R. J. McConnell

Bryan Mills*

Bryan Mills

Patrick A. Sherman*

Patrick A. Sherman

Jonathan D. Slaughter*

Jonathan D. Slaughter

/s/ John M. Baer

* By John M. Baer, Attorney-in-Fact